Exhibit 10.15

March 6, 2014

Mr. Robert G. Miller

[Address on file with the Company]

Dear Bob:

As we have discussed, Cerberus Capital Management, L.P. (“Cerberus”), on behalf of certain co-investors, together with AB Acquisition LLC (“Holdings”) and Albertsons Holdings LLC (“Intermediate Holdings”), is exploring an acquisition (the “Transaction”) of a publicly-held company which we refer to as Saturn Inc. (“Target”). As a result of the Transaction, Intermediate Holdings, a wholly-owned subsidiary of Holdings, would acquire the Target by way of a merger with a newly-formed subsidiary. After giving effect to the merger, each of Albertson’s LLC (“ABS”) and Target (collectively, for purposes hereof, the “Companies”) would be wholly-owned subsidiaries of Intermediate Holdings.

Reference is made to your employment agreement dated March 13, 2006, together with Exhibit A thereto, as amended to date (your “existing employment agreement”). Beginning on the closing date of the Transaction (the “Closing Date”), your employment agreement with Holdings and ABS shall be automatically amended as set forth in Exhibit A, in light of your performance to date and increased responsibilities. Unless and until the Transaction is consummated, your existing employment agreement shall remain in full force and effect in accordance with the terms thereof.

After the Closing, you will continue to be entitled to the use of corporate aircraft consistent with the Companies’ current fleet during the Term (as defined in Exhibit A) for up to 100 hours per annum for personal use by you, your family members and guests at no cost to you, other than the responsibility to pay income taxes at the lowest permissible rate.

Capitalized terms used herein without definition have the respective meanings set forth in your existing employment agreement, as modified hereby. Subject to the amendments effected by this letter in the event the Transaction is consummated, your existing employment agreement shall remain in full force and effect (with references therein to the “Company” deemed to refer to the “Companies” except where the context otherwise requires).

If you are in agreement with the terms of this letter agreement, then kindly execute the enclosed duplicate of this letter agreement and return it to us. We look forward to your continuing to head our executive team as Holdings and ABS and their affiliates reach the next level.

Very truly yours,

AB ACQUISITION LLC

By:	/s/ Lenard Tessler
Name:	Lenard Tessler
Title:	Authorized Signatory

ACCEPTED AND AGREED:
Robert G. Miller

2

Exhibit A

Miller Employment Agreement

Terms of Employment

Employer: Holdings and the Companies Responsibilities:

As of the Closing Date, Robert G. Miller (the “Executive”) shall become and shall be during the entire Term (A) the Executive Chairman (which shall be the senior most executive officer) of Holdings and the Companies and (B) a voting member of the Board of Directors (or similar governing body) and of any executive or operating committee of each of Holdings and the Companies (other than, following an IPO, the compensation committee, audit committee or any other committee required by the rules of the Securities and Exchange Commission or applicable securities exchange to be made up of solely independent directors), devoting substantially his full business time (excluding periods of vacation, time spent serving on corporate, industry, civic or charitable boards, managing his personal investments and approved absences) to the performance of his duties.

Executive shall report solely to the Board of Directors of Holdings (the “Board”) and shall have such duties, powers and status as is commensurate with his position as the Executive Chairman of Holdings and the Companies. Subject to the consent of the Board, which shall not be unreasonably withheld, Executive shall have the sole right to appoint and terminate the appointment of Holdings’ and the Companies’ executive officers (other than the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Holdings and the Companies with respect to whom the appointment and termination shall be recommended by Executive and subject to approval by the Board). The Board has approved the senior executive employment/retention amendments summary (the “Amendment Package”) previously presented to it by Executive.

Term:	36 months from the Closing Date. Executive and/or Holdings and the Companies, subject to compliance with the provisions of the Executive’s employment agreement, shall have the right to terminate the Term for any reason.

Base Salary:	$2,000,000 per annum, payable no less frequently than in monthly installments, commencing on the Closing Date.

Post Term Payments:	After the Term, Holdings and the Companies shall jointly and severally be obligated to pay Executive a monthly amount in advance equal to $50,000 for each month (or partial month) during his lifetime and, thereafter, $25,000 per month for each month (or partial month) in advance to his surviving spouse during her lifetime; provided, however, that in no event shall Holdings and the Companies be required to make such payments following the tenth anniversary of the end of the Term.

Special Bonus:	On the Closing Date, to the extent not paid earlier, the Special Bonus referenced in the January 9, 2013 amendment to Executive’s existing employment agreement, in the amount of $15,000,000, shall be paid by Holdings to Executive in cash, as a result of the agreed upon satisfaction of the distribution hurdles set forth therein.

New Equity Grant:	On the Closing Date, Executive will be granted a warrant to purchase an additional fully-vested non-forfeitable one percent (1.0%), subject to dilution for the future grants of equity that dilute all holders of equity, equity interest in Holdings (“New Equity Interest”) that will entitle Executive to one percent (1.0%) of the profits and distributions of Holdings after the return of the equity value of Holdings (i.e., $2.325 billion including the LTIP buyout) (without any preferred return) as of the Closing Date without being subject to any six-month or other forfeiture. The warrants will have a 5 year term and will terminate, subject to Executive receiving thirty (30) days prior written notice of such event, upon consummation of an IPO or Change in Control of Holdings (in which case where the executive does not otherwise exercise the Warrant, such Warrant shall automatically be exercised on a net basis to avoid any forfeiture). Any additional grants of equity (other than the New Equity Interest) to Executive made after the Closing shall vest monthly, subject to accelerated vesting in full upon an IPO or Change in Control of Holdings or upon a termination of Executive’s employment by Holdings or either Company without Cause or by Executive for Good Reason. The Companies shall be obligated to make tax distributions to Executive to enable him to timely pay his federal and state income taxes relating to all of his equity in Holdings, to the full extent permitted by applicable financing documents (which right the Companies shall use reasonable efforts to obtain).

Other Benefits:	Except as provided below, Executive shall continue to be entitled to all of the employee and executive benefits set forth in Executive’s existing employment agreement, all on the most favorable terms as modified for the senior executive team as set forth in the Amendment Package or as provided for any new senior executives of Holdings or its subsidiaries. In addition, Holdings and the Companies shall assign $5.0 million of the Key man life insurance policy it obtained on the Executive’s life to the Executive in favor of one or more beneficiaries designated from time to time by Executive and maintain such policy (or substitute equivalent policies) in effect for a period of at least ten (10) years after the Closing Date (whether or not Executive is then employed with Holdings or either Company).

The LTIP and the Senior Management Retention Plan shall be terminated shortly after entering into the Saturn transaction (subject to receiving all necessary consents) and cash, less applicable withholding taxes, shall be paid (the “LTIP Settlement Payment”) to the Executive based on a valuation of AB Acquisition LLC of $1.075 billion (the “Current Value”) as soon as practicable following the termination of the plans. The Executive shall immediately reinvest fifty percent (50%) of the LTIP Settlement Payment, (the “Net LTIP Settlement Payment”) in Class A equity interests of AB Acquisition at the Current Value on the same terms as other investors, which interests shall be fully vested and non-forfeitable. In addition, prior to the closing of the Saturn transaction (or if the merger agreement terminates or the closing does not occur prior to the back end date set forth in the merger agreement, as soon as practicable thereafter) the Executive shall be afforded the opportunity to purchase additional Class A equity interests equal to up to fifty percent (50%) of the LTIP Settlement Payment (ie the tax leakage) through a loan provided by AB Acquisition, as requested by Executive.

The loan will be (i) secured by the Class A equity interests acquired with the loan and may not be transferred during the term of the loan (other than to permitted transferees, provides such permitted transferee takes the equity interests subject to the loan and other than in connection with a change in control transaction), (ii) payable on the earliest of (a) 5 years, (b) six months following a termination of employment, (c) an initial public offering or (d) a change in control (as defined in the Company Class C Interest Plan), (iii) subject to mandatory pre-payments with any distributions (other than tax distributions) received by the participant with respect to any equity held in the Company (net of any tax amount related thereto) and (iv) accrue interest at the lowest rate allowed without imputing income. The Company agrees to provide the Executive if he acquires Class A equity interests with a loan at least thirty (30) days prior written notice of any proposed filing with the Securities and Exchange Commission in connection with an IPO and enable Executive to use the Class A equity interests, as necessary, for security for a third party loan to repay the Company loan.

The Class C equity interests held by the Executive will vest on the date the LTIPs are terminated and be non-forfeitable and be converted on the closing date of the Saturn transaction into Class

A equity interests based on the Current Value and the current value of the Class C interests on the date the LTIPs are terminated. The Class A equity interests would be fully vested and non-forfeitable..

Miscellaneous:

(i)    Except as expressly modified hereby, Executive’s existing employment agreement, as amended, shall remain in full force and effect and all references therein to such agreement shall be deemed to be to Executive’s existing employment agreement as modified hereby.

(ii) Holdings shall reimburse Executive’s reasonable out-of-pocket expenses incurred in connection with the retention of counsel in connection with this letter.

(iii)  Holdings and the Companies shall give Executive a reasonable opportunity to review and approve any public announcement related to entering into this letter or the announcement of Executive’s revised relationship with Holdings, the Companies or their respective affiliates. Following termination of employment for any reason or expiration of the Term, neither Holdings nor the Companies, on the one hand, or Executive on the other hand, will make any public statements that disparage the other, provided that the foregoing shall not apply to statements made as part of any governmental, judicial or arbitral proceeding.

(iv) This letter shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to principles of conflict of laws.